                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c)
          AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                                HANDSPRING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   410293 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ]   Rule 13d-1(b)
              [ ]   Rule 13d-1(c)
              [X]   Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 2 OF 9 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only):

          Donna L. Dubinsky
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]
           (See Instructions)
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    22,025,000*
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   22,025,000*
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,025,000*
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             [ ]

          (See Instructions)
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          17.3%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 3 OF 9 PAGES
---------------------                                          -----------------



ITEM 1(a).     NAME OF ISSUER:

               Handspring, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               189 Bernardo Avenue
               Mountain View, California  94043

ITEM 2(a).     NAME OF PERSON FILING:

               Donna L. Dubinsky

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Handspring, Inc.
               189 Bernardo Avenue
               Mountain View, California  94043

ITEM 2(c).     CITIZENSHIP:

               U.S.A.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.001 par value per share

ITEM 2(e).     CUSIP NUMBER:

               410293 10 4

ITEM 3.        NOT APPLICABLE.

ITEM 4.        OWNERSHIP:

               (a)    Amount beneficially owned:  22,025,000*

               (b)    Percent of class: 17.3%

               (c)    Number of shares as to which such person has:

                      (i) Sole power to vote or to direct vote: 22,025,000 shares*

                      (ii)   Shared power to vote or to direct vote: 0 shares

                      (iii)  Sole power to dispose or to direct the disposition:
                             22,025,000 shares*

                      (iv) Shared power to dispose or to direct the disposition: 0 shares

---------------------                                          -----------------
CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 4 OF 9 PAGES
---------------------                                          -----------------



ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not applicable.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF GROUP:

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

ITEM 10.     CERTIFICATIONS:

             Not applicable.

Explanation of Responses:

* Of the shares beneficially owned by Ms. Dubinsky, all of them are held by the Amended and Restated Dubinsky Trust dated May 23, 1995, of which Ms. Dubinsky is the trustee.

---------------------                                          -----------------
CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 5 OF 9 PAGES
---------------------                                          -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

          Amended and Restated Dubinsky Trust dated May 23, 1995
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]
           (See Instructions)
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    22,025,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   22,025,000
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,025,000
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                             [ ]

          (See Instructions)
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          17.3%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 6 OF 9 PAGES
---------------------                                          -----------------


ITEM 1(a).     NAME OF ISSUER:

               Handspring, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               189 Bernardo Avenue
               Mountain View, California  94043

ITEM 2(a).     NAME OF PERSON FILING:

               Amended and Restated Dubinsky Trust dated May 23, 1995

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Handspring, Inc.
               189 Bernardo Avenue
               Mountain View, California  94043

ITEM 2(c).     CITIZENSHIP:

               U.S.A.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.001 par value per share

ITEM 2(e).     CUSIP NUMBER:

               410293 10 4

ITEM 3.        NOT APPLICABLE.

ITEM 4.        OWNERSHIP:

               (a)    Amount beneficially owned:  22,025,000

               (b)    Percent of class: 17.3%

               (c)    Number of shares as to which such person has:

                      (i) Sole power to vote or to direct vote: 22,025,000 shares

                      (ii)   Shared power to vote or to direct vote: 0 shares

                      (iii)  Sole power to dispose or to direct the disposition:
                             22,025,000 shares

                      (iv) Shared power to dispose or to direct the disposition: 0 shares

---------------------                                          -----------------
CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 7 OF 9 PAGES
---------------------                                          -----------------

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not applicable.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF GROUP:

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

ITEM 10.     CERTIFICATIONS:

             Not applicable.

---------------------                                          -----------------
CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 8 OF 9 PAGES
---------------------                                          -----------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 2001                        /s/ Donna L. Dubinsky
                                         ---------------------------------------
                                         Donna L. Dubinsky



                                         Amended and Restated Dubinsky Trust
                                         dated May 23, 1995



February 13, 2001                        /s/ Donna L. Dubinsky
                                         ---------------------------------------
                                         Donna L. Dubinsky, Trustee

---------------------                                          -----------------
CUSIP NO. 410293 10 4                  SCHEDULE 13G            PAGE 9 OF 9 PAGES
---------------------                                          -----------------


                                    EXHIBIT A

                            Agreement of Joint Filing

        Each of the undersigned hereby agrees that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the Schedule 13G dated February 14, 2001, containing the information required by
Schedule 13G, for the shares of Common Stock of Handspring, Inc. that they each beneficially hold.


February 13, 2001                        /s/ Donna L. Dubinsky
                                         ---------------------------------------
                                         Donna L. Dubinsky



                                         Amended and Restated Dubinsky Trust
                                         dated May 23, 1995



February 13, 2001                        /s/ Donna L. Dubinsky
                                         --------------------------------------
                                         Donna L. Dubinsky, Trustee